UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of February 2024

Commission File No.: 001-41824

Kolibri Global Energy Inc.

(Translation of registrant’s name into English)

925 Broadbeck Drive, Suite 220

Thousand Oaks, CA 91320

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☒

On February 18, 2024, Kolibri Global Energy Inc. (the “Company”) engaged Marcum LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023, effective immediately. In connection with the engagement, Marcum LLP will prepare the report on the Company’s consolidated financial statements for the years ended December 31, 2023 and December 31, 2022. During the Company’s two most recent fiscal years ended December 31, 2023 and December 31, 2022, and the subsequent interim period through February 18, 2024, neither the Company nor anyone on its behalf has consulted with Marcum LLP regarding (i) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Marcum LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement,” as defined in Item 304(a)(1)(iv) of Regulation S-K, or a “reportable event,” as defined in Item 304(a)(1)(v) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kolibri Global Energy Inc.

Date: February 23, 2024	By:	/s/ Gary Johnson
	Name:	Gary Johnson
	Title:	Chief Financial Officer